SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

	NEW YORK 10036-6522	FIRM/AFFILIATE OFFICES

	TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON

DIRECT DIAL (212) 735-2438 DIRECT FAX (917) 777-2438 EMAIL ADDRESS HOWARD.ELLIN@SKADDEN.COM	January 9, 2020	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	GS Acquisition Holdings Corp

Preliminary Proxy Statement on Schedule 14A

Filed December 10, 2019

File No. 001-38518

Dear Ms. Purnell:

On behalf of GS Acquisition Holdings Corp (the “Company,” “we” or “our”), we have filed today a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated January 6, 2020, concerning the above Preliminary Proxy Statement on Schedule 14A filed on December 10, 2019.

The changes reflected in the Revised Proxy Statement include those made in response to the Staff’s comments as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Revised Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Revised Proxy Statement.

U.S. Securities and Exchange Commission

January 9, 2020

Preliminary Proxy Statement on Schedule 14A

General

1.

Please disclose the impact on the merger consideration that results from the Tax Receivable Agreement. Since it appears that you use EBITDA and Adjusted EBITDA as significant metrics for measuring your financial performance and because these measures do not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business’s total enterprise value and, consequently, the amount of consideration you are offering in the merger. If the arrangement represents a windfall to the Vertiv Stockholder and shifts cash flows to the Vertiv Stockholder at the expense of public shareholders, then disclose this scenario prominently throughout the prospectus. Please revise the Background of the Merger section to discuss the specific negotiations relating to the creation and structure of the agreement.

The Company respectfully acknowledges the Staff’s comments. The Company believes that the Tax Receivable Agreement is a component of the total merger consideration and is not a windfall to the Vertiv Stockholder. As detailed in the Background of the Merger section, the Tax Receivable Agreement and the potential payments thereunder were consistently a part of the overall negotiation regarding the valuation of Vertiv and the merger consideration to be paid in the transaction. It was agreed during negotiations between the parties that the value of these deferred tax assets would not be reflected in the enterprise value of Vertiv (i.e., in what is defined as the “Base Value” in the Merger Agreement), but would instead be negotiated separately as part of the total consideration necessary to consummate the merger. Furthermore, the value of these deferred tax assets is not reflected in the EBITDA and the Adjusted EBITDA measures calculated by Vertiv, as set forth in the proxy statement.

As part of the total merger consideration, the Company agreed that the Vertiv Stockholder would be entitled to additional merger consideration only with respect to the deferred tax assets created by corporate actions taken under its ownership (pursuant to the Tax Receivable Agreement) given that these assets were created under its ownership, to the extent they materialize in the future, and for certain tax deductions generated by the transaction. Importantly, the Tax Receivable Agreement excludes deferred tax assets created in the normal course operation of the business, including substantial assets related to net operating losses. It also does not permit any payments to be made to the Vertiv Stockholder until the fourth taxable year from the date

U.S. Securities and Exchange Commission

January 9, 2020

of closing the Business Combination. Thereafter, it requires 65% of the tax benefits to be paid to the Vertiv Stockholder, allowing the public stockholders to also benefit from the remaining 35% even though the tax attributes were generated under the ownership of the Vertiv Stockholder prior to closing of the Business Combination.

Accordingly, the Tax Receivable Agreement is not a windfall for the Vertiv Stockholder, but is instead a component of the total merger consideration. The agreed upon valuation necessary to effect the merger included two components, the Tax Receivable Agreement and the enterprise value of Vertiv, or the “Base Value” in the Merger Agreement. The Company has revised the references to the merger consideration in the proxy statement to clarify that the payments under the Tax Receivable Agreement are part of the overall merger consideration in the transaction.

Separately, the Company respectfully acknowledges the Staff’s request to revise the Background of the Merger section to discuss the specific negotiations relating to the creation and structure of the Tax Receivable Agreement. In response to the Staff’s comment, the Company has revised its disclosure on pages 149 to 155.

Summary Term Sheet, page 13

2.	Please revise to include a structure chart showing the relationship and ownership of the various Vertiv entities discussed in the filing, in particular the Vertiv Stockholder.

In response to the Staff’s comment, the Company has revised its disclosure on pages 13 and 14.

3.

We note that you have provided the approximate per share redemption amount available to public stockholders calculated as of September 30, 2019. Please revise your disclosure to provide the approximate redemption amount per outstanding public share as of a more recent date.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 27, 51, 123 and 124 to provide the approximate redemption amount per outstanding public share as of December 31, 2019. In addition, the Company advises the Staff that it will update such disclosure to provide the approximate redemption amount per outstanding public share as of the most recent practicable date prior to the date of the definitive proxy statement.

U.S. Securities and Exchange Commission

January 9, 2020

Selected Consolidated Historical Financial and Other Information of Vertiv Holdings, page 59

4.

We note you indicate on page 61 that the most comparable GAAP measure to EBITDA and adjusted EBITDA is Earnings (loss) from continuing operations. Revise to reconcile these non-GAAP measures to Net earnings (loss) as the most comparable GAAP measure. Please refer to Question 103.02 in our updated Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 64 to 65.

5.

Additionally, we note that your earnings (loss) from continuing operations is adjusted for multiple items which you consider non-recurring such as costs to achieve operational initiatives, digital project implementation costs, transitions costs, foreign currency losses, contingent consideration, advisory fees, impacts of purchase accounting, and loss (gain) on asset disposals. However, we note that these items appear to have occurred as adjustments in multiple periods. Please tell us how you concluded that these adjustments are consistent with guidance in Item 10(e) of Regulation S-K and see Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, revise your disclosures to provide enough detail for readers to understand why you consider these adjustments to be non-recurring or revise to remove the reference of non-recurring when describing certain of these adjustments.

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

Vertiv management believes that it is appropriate and useful to investors to adjust for each of the items included because each item fits into one or both of the following categories: (1) items that relate to certain organizational restructuring initiatives or result from unique facts and circumstances that may or may not recur with similar materiality and are not reflective of Vertiv’s future ongoing operations, and (2) items that are useful to measure period-to-period comparisons of Vertiv’s core business results.

U.S. Securities and Exchange Commission

January 9, 2020

The reconciliation of Adjusted EBITDA on pages 64 to 65 of the Proxy Statement reflects adjustments of the items below, as well as certain one-time items, which Vertiv management believes are appropriate for the following reasons:

1)    Costs to achieve operational initiatives – while adjustments have been made for multiple periods, Vertiv management does not view them as normal, recurring, cash operating expenses, because they each relate to separate transformative activities contemplated in connection with the separation from Emerson and are expected to be significantly complete by 2020. Although the transformational initiatives have occurred in consecutive years following the acquisition, they were of a magnitude and frequency that had been unprecedented in the historical predecessor period and are not reflective of Vertiv’s future ongoing operations. Consequently, because of the volatility of restructuring and transformation costs and because these costs were incremental and materially related to specific transformative activities, Vertiv management does not view these costs as normal operating expenses.

2)    Digital project implementation costs – these adjustments are substantially comprised of acquiring and implementing critical information and accounting systems required post separation from Emerson. These systems include but are not limited to enterprise resource planning, human capital management, payroll, travel and entertainment management and reporting, product life management and several others. The projects for each of these initiatives span multiple years, but once complete, future operating and maintenance cost will not be considered when calculating Adjusted EBITDA.

3)    Transition costs – Vertiv management believes that expenses to facilitate the separation from Emerson will only be incurred the first three years post acquisition and therefore are not indicative of future ongoing operations of the business. Furthermore, transition costs are not expected to be incurred beyond the fiscal year ending December 31, 2019.

4)    Foreign currency gains and losses – Vertiv management has excluded the impact of foreign currency transaction gains and losses in order to facilitate period to period comparability of operating results. Vertiv management believes that future periods will be impacted by both foreign currency transaction gains and losses and such adjustment is useful to investors to better identify trends in Vertiv’s business.

5)    Contingent consideration – contingent consideration adjustments relate to resolution of specific events resulting from the acquisitions of the Emerson Network Power business and Energy Labs. Additionally, as the magnitude and volatility of changes in the fair value of contingent consideration vary significantly from period to period based on the arrangements related to specific acquisitions, Vertiv management does not believe the adjustments are reflective of Vertiv’s ongoing operations.

U.S. Securities and Exchange Commission

January 9, 2020

6)    Advisory fees – Vertiv receives certain corporate and advisory services from Platinum Equity Advisors, LLC, an affiliate of Platinum. These services are provided pursuant to a corporate advisory services agreement between the advisors and Vertiv. This agreement will be terminated in connection with the consummation of the Business Combination. As a result, the fees are not representative of Vertiv’s ongoing core business or future operations.

7)    Impacts of purchase accounting – purchase accounting adjustments represent fair value adjustments that generally include the discount to assumed deferred revenue balances and step-up in the inventory balances on the relevant acquisition dates for each of Vertiv’s business acquisitions. The deferred revenue adjustment was recognized in multiple periods to match the corresponding long-term service revenue that was in existence at the time of the Emerson Network Power business acquisition. Vertiv management does not expect to have deferred revenue adjustments related to Vertiv’s prior acquisitions subsequent to the fiscal year ending December 31, 2019. Vertiv management notes that this adjustment is useful to investors to better identify trends in Vertiv’s business.

8)    Loss (gain) on asset disposals – Vertiv management adjusts the impact of loss (gain) on asset disposals in order to facilitate period to period comparability of operating results for investors. Although Vertiv periodically disposes of assets, the magnitude of the gains and losses vary and Vertiv management does not believe that these gains and losses are reflective of Vertiv’s ongoing operating results.

Vertiv management uses financial measures that exclude these charges to facilitate reviews of operational performance and as a basis for strategic planning. Vertiv management believes presenting non-GAAP financial measures that exclude these charges allows investors to supplement their understanding of Vertiv’s short-term and long-term financial trends, as the items excluded are not indicative of underlying ongoing and future performance. Consistent with C&DI 102.03, the Company does not describe these charges as non-recurring or in other terms that mischaracterize the frequency of these adjustments, and, in response to the Staff’s comment, the Company has revised its disclosure on pages 64 to 65.

6.

We note that your adjustment for cost to achieve operational initiatives include transformation efforts and restructuring. We also note the adjustment is significantly higher than restructuring costs as disclosed in the footnotes to your financial statements. Please further explain the amount and nature of the operational initiatives included in this

U.S. Securities and Exchange Commission

January 9, 2020

adjustment and how they relate to your restructuring costs. In addition, tell us how you considered the guidance of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures with respect to if you consider these expenses to be normal, recurring, cash operating expenses.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that operational initiatives represent a larger category of spend that encompasses both transformational activities as well as restructuring costs. The transformational activities include a variety of projects that are aimed at rationalizing the business, increasing the profitability of the operations and simplifying the operating model. These activities are also aimed at creating a better alignment to the customer to help Vertiv increase its competitive position in the market. A natural outcome of many transformational activities is the restructuring of a business unit, department or function. For this reason, the Company has combined transformational activity and restructuring costs in the same line item titled operational initiatives. Excluding the restructuring costs as disclosed in the footnotes, the remaining costs for transformation efforts primarily include third party advisory and consulting fees for projects such as regional finance transformation, manufacturing & distribution footprint optimization, implementation of standard work (lean) in manufacturing plants, consolidation of electronic & mechanical stamping vendors globally, and engineering optimization (including VAVE and organizational redesign).

Consistent with C&DI 100.01, while adjustments have been made for multiple periods, the Company does not view them as normal, recurring, cash operating expenses, because they each relate to separate transformative activities contemplated in connection with the separation from Emerson and are expected to be significantly complete by 2020, and, in response to the Staff’s comment, the Company has revised its disclosure on page 64.

Risk Factors

Risks Related to Vertiv’s Business, page 67

7.

Please tell us what consideration you gave to adding risk factor disclosure regarding Vertiv’s net losses in the periods reported, and the extent to which the board considered Vertiv’s financial performance to be among the uncertainties disclosed on page 149.

U.S. Securities and Exchange Commission

January 9, 2020

In response to the Staff’s comment, the Company has revised its disclosure on pages 82 to 83 and advises the Staff that the Company’s board of directors considered Vertiv’s financial performance to be among the risks associated with the business of Vertiv as disclosed on page 157.

Risks Related to the Business Combination and GSAH

The New Vertiv Certificate of Incorporation Includes a forum selection clause, page 100

8.

We note your disclosure that the the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums for claims arising under the federal securities laws, including the Securities Act. Please revise to:

•

clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable; and

•	address whether there is any question as to whether a court would enforce the provision.

In response to the Staff’s comment, the Company has revised its disclosure on pages 103 to 104.

Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operation, page 113

9.	Please revise adjustment (h) to disclose how the adjustment to interest expense was calculated or determined.

In response to the Staff’s comment, the Company has revised its disclosure on page 117.

U.S. Securities and Exchange Commission

January 9, 2020

10.

We refer to adjustment (j). Please explain why your pro forma net income (loss) for the periods ended do not reconcile to the amounts of pro forma net income (loss) assuming no redemptions and assuming maximum redemptions on pages 106 and 107 for the nine months ended September 30, 2019 and year ended December 31, 2018. To the extent the amounts are in error, please revise to correct the net income (loss) amounts as well as pro forma earnings (loss) per share.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amounts were in error. In response to the Staff’s comment, the Company has revised its disclosure on page 117.

11.

We note from pages 109, 180 and 247 that you will have additional amounts of expense related to bonuses in conjunction with the transaction. We further note that you have not reflected pro forma adjustments for such amounts, as the documentation is not yet final and therefore is not factually supportable. Please revise the footnotes of your pro forma adjustments to state the estimated amounts of such amounts payable to your officers and employees

In response to the Staff’s comment, the Company has revised its disclosure on page 113.

Proposal No. 1 Approval of the Business Combination

Background of the Business Combination, page 141

12.

We note that the company engaged in discussions with Other Targets, but that the company decided for various reasons not to pursue such Other Targets. Please revise your disclosure in this section to specifically discuss the timeline of the interactions with those Other Targets that the company most seriously considered for a possible business combination. For example, include information regarding the nature of the discussions with those entities, the terms of any offers as they compared to each other and the Platinum terms, when the business combinations were ruled out, and the timing for each of these in relation to the discussions with Platinum. Please also include more specific information regarding the Platinum terms at each stage of the negotiations.

U.S. Securities and Exchange Commission

January 9, 2020

In response to the Staff’s comment, the Company has revised its disclosure on pages 146 to 147.

13.

We note your disclosure that in the second half of 2018, Goldman Sachs and JPMorgan were retained by Vertiv to advise in connection with potential strategic alternatives, and that in March 2019, representatives of Goldman Sachs’ Investment Banking Division contacted representatives of Platinum Advisors to discuss possible combination opportunities for the company with portfolio companies of Platinum Advisors, which includes Vertiv. Please revise to clarify whether the 2018 retention included discussions with Platinum Advisors, and if not, explain why the 2019 discussions were conducted by Platinum Advisors on behalf of Vertiv. In addition, explain whether any steps were taken to address the change in relationship from advisor in 2018 to being on opposite sides of business combination discussions in 2019.

In response to the Staff’s comment, the Company has revised its disclosure on pages 147.

Certain Projected Financial Information, page 150

14.	Please revise the table at the top of page 152 to state how each measure was calculated or determined.

In response to the Staff’s comment, the Company has revised its disclosure on pages 158 to 159.

Executive Compensation, page 232

15.

We note your presentation of EBITDAR on page 235. Please revise to disclose specifically how the amounts presented were determined, including the nature of adjustments to the most comparable GAAP measure. Refer to Question 108.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised its disclosure on pages 242 to 243.

U.S. Securities and Exchange Commission

January 9, 2020

16.	Please update your disclosure in this section to reflect the most recently completed fiscal year. In addition, please provide the information required by Item 18(a)(7) of Form S-4 for David Cote.

In response to the Staff’s comment, the Company has revised its disclosure on pages 238 to 256.

Beneficial Ownership of Securities, page 265

17.	Please clarify in the table on page 266 that VPE Holdings, LLC has been defined as the Vertiv Stockholder.

In response to the Staff’s comment, the Company has revised its disclosure on page 271.

Vertiv September 30, 2019 Interim Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

(16) Commitments and Contingencies, page FS-49

18.

We note that on September 6, 2019, the selling shareholders of Energy Labs, Inc. notified Vertiv of a dispute in which they believe Vertiv owes the highest amount of the earn-out payment of $34.5 million and that you have $2.8 million accrued at September 30, 2019. Please revise to disclose your assessment of the earn out payment including the reason for the dispute between what the shareholders of Energy Labs believe they are entitled to versus what you have accrued at September 30, 2019. Finally, revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made pursuant to ASC 450-20-50-4 for your outstanding cases where you have not accrued for the full amount of the potential settlement.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-S-49 to F-S-50.

Combined and Consolidated Statements of Cash Flows, page FS-56

19.

Please reconcile the line item Acquisition of business, net of cash acquired for the year ended December 31, 2017 of $211.4 million to the amounts in Note 2 beginning on page F-S-68. In your response, tell us how you classified measurement period adjustments of $243.9 million disclosed on page F-S-78 and reconcile this amount to information in Note 3.

U.S. Securities and Exchange Commission

January 9, 2020

In response to the Staff’s comment, the Company supplementally advises the Staff of the following:

The line item Acquisition of business, net of cash acquired for the year ended December 31, 2017 of $211.4 million on page F-S68, consists of the amounts presented in the below table and have individually been reconciled to Note 2 as follows:

(in millions USD)	2017
Payment of cash for purchase of Energy Labs, net of cash acquired of $149.5 and exclusive of contingent consideration of $12.8. Amounts are disclosed within Note 2 on page F-S 69.	$136.7

Payment of cash in March 2017 for finalization of closing cash/indebtedness amounts related to Emerson Network Power (ENP) business per agreement. Amounts are disclosed within Note 2 on page F-S 70.	$54.9

Receipt of cash in the second quarter of 2017 for finalization of working capital determination related to ENP per agreement. Amounts are disclosed within Note 2 on page F-S 70.	(14.8)

Payment of cash in September 2017 for tax indemnities related to ENP per agreement. Amounts are disclosed within Note 2 on page F-S 70.	34.6

Acquisition of business, net of cash acquired per cash flow statement	$211.4

Separately, regarding the measurement period adjustments of $243.9 million presented on page F-S78, Vertiv had acquired the Emerson Network Power (ENP) business on December 1, 2016, which resulted in $1,163.1 million of identified goodwill. As of the date Vertiv’s 2016 financial statements were available to be issued, Vertiv had not completed the valuation of ENP’s net assets acquired pursuant to ASC 805, including the allocation of ENP’s goodwill to Vertiv’s reporting units under ASC 350-20. Accordingly, as of December 31, 2016, Vertiv had recognized and allocated to its reporting units a provisional amount of goodwill associated with the acquisition of ENP. In 2017 Vertiv finalized the measurement of ENP’s identified net assets pursuant to ASC 805,

U.S. Securities and Exchange Commission

January 9, 2020

including the allocation of goodwill to its reporting units, which resulted in, among other adjustments, the identification of $243.9 million of additional goodwill associated with the critical power business reporting unit. Pursuant to ASC 805-10-25-17, Vertiv recognized the measurement period adjustments, including the re-allocation of goodwill among its reporting units, when they were determined, in 2017. Because Vertiv disposed of its critical power business reporting unit in 2017, the $243.9 million of measurement period adjustments associated with the critical power business reporting unit were classified in our discontinued operations in 2017.

(1) Summary of Significant Accounting Policies

Reclassifications, page FS-59

20.

We note the disclosure for certain reclassifications in the fiscal year ended September 30, 2016. Please revise to state whether amounts were also reclassified in the two months ended November 30, 2016 and the one month ended December 31, 2016.

In response to the Staff’s comment, the Company has revised its disclosure on page F-S-60.

(8) Pension Plans

Fair Value Hierarchy Categories, page FS-84

21.

We note that you have multiple assets classified as level 2 and level 3 that are valued at net asset value. Please note that ASU 2015-07 eliminated the need to classify assets valued at net asset value within the levels of the fair value hierarchy. Please revise your disclosures to comply with ASC 820-10-50-6A.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company submits that the amounts are considered immaterial for both 2018 and 2017 at $0.6 million and $1.4 million, respectively. In addition, the nature of the investments are disclosed in the paragraphs following the table: “. . . Equity securities categorized as Level 2 assets are primarily non-exchange traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets. . . . Other Level 2

U.S. Securities and Exchange Commission

January 9, 2020

assets are valued based on a net asset value of fund units held, which is derived from either market-observed pricing for the underlying assets or broker/dealer quotation.” Based on the terms and conditions of these investments, Vertiv has not identified any material circumstances whereby the investments would not be redeemable or would not be probable of redemption at net asset value. However, given the immateriality of the investment balances, additional disclosure as required by ASC 820-10-50-6A was not deemed necessary. However, Vertiv will assess materiality of the items for future periods.

Financial Statements

Vertiv December 31, 2018 Financial Statements

Notes to Combined and Consolidated Financial Statements

(10) Income Taxes, page FS-85

22.

Please tell us, and revise to disclose, how your current income tax expense for your non-U.S. entities was determined. In this regard, we note that the amount of current income tax expense for these entities sometimes is as high as or exceeds the income corresponding to the taxable period. We may have further comments upon receipt of your response.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that

Vertiv’s current income tax for its Non-U.S. entities is calculated by jurisdiction and on a legal entity by legal entity basis. Certain of Vertiv’s Non-U.S. entities generate significant losses for which a valuation allowance is provided for and accordingly do not create a tax benefit.

In response to the Staff’s comment, the Company has revised its disclosure on pages 236, F-S-65 and F-S-87.

U.S. Securities and Exchange Commission

January 9, 2020

Please contact me at (212) 735-2438 should you require further information.

Very truly yours,

/s/ Howard L. Ellin

Howard L. Ellin

cc:	David M. Cote, Raanan A. Agus

GS Acquisition Holdings Corp

cc:	Colin Flannery

Vertiv Holdings, LLC

cc:	S. Kris Agarwal

Platinum Equity Advisors, LLC

cc:	Todd A. Hentges

Morgan, Lewis Bockius, LLP